Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

December 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited

Amendment No. 7 to Registration Statement on Form F-1

Filed September 15, 2023

File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 30, 2023 regarding the Registration Statement on Form F-1 filed with the Commission on August 3, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 7 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 6 to Form F-1 filed August 3, 2023

Financial Statements, page F-1

1.	Please note the applicable 12 and 15 month updating requirement guidance regarding your audited financial statements. See the Instructions to Item 8.A.4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and we have provided audited financial statements for the financial year ended June 30, 2023 in connection with the Amendment. As such, as of the date hereof the Company is in compliance with Item 8.A.4 of Form 20-F.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP